SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 13, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: June 13, 2007

Print the name and title of the signing officer under his signature.

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Ste. 1020-800 West Pender St. Vancouver, BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 www.greatbasingold.com

GREAT BASIN GOLD CONCLUDES AGREEMENT
TO PURCHASE INTEREST IN RUSAF GOLD LIMITED

June 13, 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has entered into an agreement with Vancouver based Rusaf Gold Ltd. ("Rusaf") whereby Great Basin Gold can purchase 37% of the fully diluted equity shares of Rusaf for total consideration of CDN$12.0 million, payable CDN$8.0 million cash and CDN$4.0 million in Great Basin Gold common shares. The transaction will occur in two tranches and the number of shares will be determined by using the volume weighted average closing price on the TSX for the 10 trading days immediately preceding the second tranche closing targeted for June 30, 2007.

Great Basin Gold also retains a pre-emptive right to maintain its interest on future Rusaf equity offerings, has a right of first refusal in connection with any joint venturing or other disposals of Rusaf's mineral properties and is entitled to representation on Rusaf's board.

Rusaf is a Canadian registered exploration company, operating from Dar Es Salaam, Tanzania, with 100% owned subsidiary companies that hold prospecting rights to properties in Tanzania and Russia. Rusaf holds a number of properties including:

-      an area of approximately 3,000 square kilometres in the Lupa goldfield in South Western Tanzania, at which a drilling program was initiated in November 2006;
-     ground approximately 100 kilometres east of Mbeya in the Lupa South goldfield in Tanzania;
-     ground in the Lake Victoria region of the Geita Archean Greenstone Belt in Tanzania; and
-     the Kurils project on the Russian Island of Iturup. Following the results from a trench sampling and assay program confirming the presence of a high grade gold deposit and the continuity of the mineralization, Rusaf plans to utilize part of the proceeds from this financing to fund a drilling program targeting the shallow epithermal deposit.

President and CEO Ferdi Dippenaar said: "The purchase of the Rusaf shares enhances Great Basin Gold's strategic objective of creating value and delivering growth through pursuing gold mining opportunities in Africa, North America and Russia/Central Asia, these being the three regions in which we have already established a presence or acquired interests. Rusaf provides a good strategic fit as they have extensive land packages and active exploration programs in these regions, as well as considerable in-house operational expertise."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that contemplate completion of one or more strategic investments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and there is no certainty of completion of these transactions at the time of announcement. Hence, actual results or developments may differ materially from those projected in the forward-looking statements or nay not happen at all. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.